UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

SEC FILE NUMBER
8-69448

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2018 AND ENDING March 31, 2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAILLIE GIFFORD FUNDS SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CALTON SQUARE, 1 GREENSIDE ROW

(No. and Street)

EDINBURGH	UK	EH1 3AN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice Parise   (212) 751-4422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP

(Name – if individual, state last, first, middle name)

1301 AVENUE OF THE AMERICAS	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, DAVID SALTER_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BAILLIE GIFFORD FUNDS SERVICES LLC_____, as

of MARCH 31_____, 20 19____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature



JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 22

CHIEF EXECUTIVE OFFICER
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

BAILLIE GIFFORD FUNDS SERVICES LLC

Contents

<u>Report of Independent Registered Public Accounting Firm</u>

To the Member of Baillie Gifford Funds Services LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC (a wholly owned subsidiary of Baillie Gifford Overseas Limited and a Delaware limited liability company) (the "Company") as of March 31, 2019 and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statements of financial condition presents fairly, in all material respects, the financial position of Baillie Gifford Funds Services LLC as of March 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of Baillie Gifford Funds Services LLC's management. Our responsibility is to express an opinion on Baillie Gifford Funds Services LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Baillie Gifford Funds Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CohnReznick LLP

We have served as Baillie Gifford Funds Services LLC's auditor since 2014.

New York, New York
May 21, 2019

BAILLIE GIFFORD FUNDS SERVICES LLC

Managers' and Company Information

Managers:	D W Salter (Chairman)
	S A McKechnie (Chief Compliance Officer)
	A Graham
	M G Saliba
	K Hamilton (appointed November 16, 2018)
Officers:	J D Parise (Financial & Operations Principal)
Bankers:	Lloyds Bank plc
	City Branch
	PO Box 72
	Bailey Drive
	Gillingham
	ME8 0LS
	Citibank N.A.
	PO Box 769018
	San Antonio
	TX 78245
	HSBC Bank USA N.A.
	452 5th Ave
	New York
	NY 10018
Registered Office:	Corporation Service Company
	251 Little Falls Drive
	Wilmington
	DE 19808
	USA
Principal Office:	Calton Square
	1 Greenside Row
	Edinburgh
	EH1 3AN
UK Company Number:	FC031788
UK Establishment Registered Number:	BR016858
US (Delaware) Registered Number:	5482323

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2019 and 2018

	Note	2019		2018
Assets				
Cash		$ **362,438**	$	272,455
Due from Parent	3	**477,084**		139,537
Prepayments		**87,673**		43,329
Income taxes prepayment		**26,957**		-
Total assets		$ **954,152**	$	455,321
Liabilities and member's equity				
Accounts payable and accrued expenses		$ **124,881**	$	14,441
Due to affiliates		**29,358**		6,455
Income taxes payable		**-**		13,015
Total current liabilities		**154,239**		33,911
Member's equity				
Common units 100,000 shares, par value $1		**100,000**		100,000
Retained earnings		**699,913**		321,410
Total member's equity		**799,913**		421,410
Total liabilities and member's equity		$ **954,152**	$	455,321

Accompanying notes on pages 6 - 9 are an integral part of these financial statements.

The financial statements were approved by the Board of Managers on May 21, 2019 and signed on its behalf by:



D W Salter
Manager
Company Number FC031788

Notes to the Financial Statements

March 31, 2019 and 2018

1)   **Nature of Business**

Baillie Gifford Funds Services LLC (the "Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO" or the "Parent"), a wholly owned subsidiary of Baillie Gifford & Co. ("BGC"), and is economically dependent on its Parent to sustain its operations. The Company was formed on February 14, 2014 as a limited liability company in Delaware, USA to act as distributor of securities managed and advised by BGO. On March 2, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds (the "Funds"), which are Open Ended Investment Companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company also acts as distributor of private investment funds (the "BG Private Funds") sponsored and advised by BGO that are not registered under the Securities Act of 1933. The Company is also registered, in the UK, under the Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Financial Statements (continued)

March 31, 2019 and 2018

2)   **Summary of Significant Accounting Policies**

a)   *Basis of Presentation*

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions and that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US dollars ("USD").

b)   *Accounting Pronouncements*

In February 2016, the Financial Accounting Standards Board issued Accounting Standard Update ("ASU") 2016-02, Leases, which replaces the existing guidance in Accounting Standards Codification 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. The guidance will be effective for annual reporting periods beginning after December 15, 2018, early adoption is permitted. The Company has evaluated the impact of ASU 2016-02 and the adoption is not expected to have any impact on the statements of financial condition.

c)   *Related Party Transactions*

On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a mark-up of 10%.

Notes to the Financial Statements (continued)

March 31, 2019 and 2018

       d) Concentration of Credit Risk

       The Company maintains its cash accounts in three commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

3)   **Amount due from Parent**

In accordance with the Expense Sharing Agreement, reimbursements from BGO included costs with a mark-up of 10% and were $6,010,899 (2018 - $3,080,411). $540,542 (2018 - $1,069,613) is due from BGO to the Company as of March 31, 2019; this amount is included net in Due from Parent on the Statements of Financial Condition.

4)   **Amount due to Parent**

The total amount due to BGO of $nil (2018 - $nil) represented a subordinated loan which was fully repaid on May 2, 2017.   Interest at 130% of the short-term applicable federal rate was calculated and charged annually.

In accordance with the Expense Sharing Agreement, there is $63,458 (2018 - $930,076) due to BGO from the Company as of March 31, 2019, which is included net in Due from Parent on the Statements of Financial Condition.

5)   **Affiliated Parties**

The Company derives substantially all of its revenue by acting as the general distributor of the Funds and providing sales and marketing services to BGO. $29,358 (2018 - $6,455) is due to affiliates as of March 31, 2019.

6)   **Income Taxes**

On December 22, 2017, the Tax Cut and Jobs Act was enacted, reducing the corporate income tax rate from 35% to 21%.

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal and state tax purposes. The Company files its federal and state income tax returns, where applicable, on a corporate basis. The tax years that remain subject to examination by the tax authorities are 2016 through 2018.

Notes to the Financial Statements (continued)

March 31, 2019 and 2018

7) **Off-Balance Sheet Risk and Credit Risk**

The Company acts as general distributor of the Funds and BG Private Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off-balance sheet risk associated with these transactions as customers will deal directly with the funds and the Company does not hold or transfer customer funds.

8) **Commitments and Contingencies**

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

9) **Net Capital Requirement**

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, The Company had net capital of $207,825, which was $197,542 above its required net capital of the greater of $5,000 and 6 2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.7422 to 1 at March 31, 2019.

10) **Subsequent Events**

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through May 21, 2019, the date the financial statements were available to be issued.